Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement and Amendment

Contents of Submission:

1)	Copy of the Investment Company Bond (“Bond”) received on February 9, 2012 as required by Rule 17g-1(g)(1)(ii)(a);*
2)	Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond received on February 22, 2012 as required by Rule 17g-1(g)(1)(ii)(a);**
2)	Copy of the resolutions of a majority of the Federated Funds’ Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(1)(ii)(b);*
3)	Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1(g)(1)(ii)(c);
4)	As required by Rule 17g-1(g)(1)(ii)(d), the period for which premiums have been paid is October 1, 2011 to October 1, 2012; and
5)	Copy of the agreement and amendment thereto between the investment company and all of the other named insureds as required by Rule 17g-1(g)(1)(ii)(e) and Rule 17g-1(f).

* Incorporated by reference to the Fidelity Bond filing submitted on February 17, 2012.

**Incorporated by reference to the Fidelity Bond filing amendment submitted on March 1, 2012.

JOINT INSUREDS AGREEMENT

Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.; Federated Core Trust III; Federated Enhanced Treasury Income Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund; Federated MDT Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the “Parties”) do hereby enter into this Agreement to be effective October 1, 2010, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, Chartis and Westchester Fire Insurance Co. (ACE USA), which the parties have approved in form and amount (hereinafter referred to as “the Bond”);

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1. In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2. Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3. This Agreement may be amended or modified by a written agreement executed by the Parties.

4. This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5. This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Cash Trust Series, Inc.

Cash Trust Series II

Edward Jones Money Market Fund

Federated Adjustable Rate Securities Fund

Federated Core Trust

Federated Core Trust II, L.P.

Federated Core Trust III

Federated Enhanced Treasury Income Fund

Federated Equity Funds

Federated Equity Income Fund, Inc.

Federated Fixed Income Securities, Inc.

Federated GNMA Trust

Federated Government Income Securities, Inc.

Federated High Income Bond Fund, Inc.

Federated High Yield Trust

Federated Income Securities Trust

Federated Income Trust

Federated Index Trust

Federated Institutional Trust

Federated Insurance Series

Federated Intermediate Government Fund, Inc.

Federated International Series, Inc.

Federated Investment Series Funds, Inc.

Federated Managed Allocation Portfolios

Federated Managed Pool Series

Federated MDT Series

Federated Municipal Securities Fund, Inc.

Federated Municipal Securities Income Trust

Federated Premier Intermediate Municipal Income Fund

Federated Premier Municipal Income Fund

Federated Short-Intermediate Duration Municipal Trust

Federated Stock and Bond Fund

Federated MDT Stock Trust

Federated Total Return Series, Inc.

Federated Total Return Government Bond Fund

Federated U.S. Government Bond Fund

Federated U.S. Government Securities Fund: 1-3 Years

Federated U.S. Government Securities Fund: 2-5 Years

Federated World Investment Series, Inc.

Intermediate Municipal Trust

Money Market Obligations Trust

/s/ John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #1

Dated January 31, 2011

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

CHANGE Federated Stock & Bond Fund to Federated Asset Allocation Fund 1/31/2011

/s/ John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #2

Dated February 10, 2012

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated Managed Allocation Portfolios 11/18/2011

/s/ John W. McGonigle______

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #3

Dated August 24, 2012

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated U.S. Government Bond Fund 8/24/2012

/s/John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #4

Dated 12/12/2012

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

CHANGE Federated Asset Allocation Fund to Federated Global Allocation Fund 12/12/2012

/s/John W. McGonigle

John W. McGonigle, Secretary

	FEDERATED INVESTORS, INC.
	FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
	For December 31, 2012

				Required	Total
		Monthly Average	Gross Assets	Coverage by	ANA by
	Fund	Net Assets	(Assets & Liabilities*)	Investment Co.	Investment Co.

	Cash Trust Series, Inc.
	GCS	$2,827,838,194
	MCS	$466,041,058
	PCS	$3,150,906,229
	TCS	$2,408,729,114
			$9,030,584,887	$2,500,000	$8,853,514,595
	Cash Trust Series II
	TCSII	$68,487,204
			$69,856,948	$400,000	$68,487,204
	Edward Jones Money Market Fund
	JONES	$14,512,805,162
			$14,803,061,265	$2,500,000	$14,512,805,162

	Federated Adjustable Rate Securities Fund
	FARSF	$947,630,435
			$966,583,044	$1,000,000	$947,630,435
	Federated Core Trust
	HYCORE	$2,335,384,263
	IPCORE	$78,105,696
	BLCORE	$180,575,105
	MBCORE	$2,463,624,881
			$5,158,843,744	$2,500,000	$5,057,689,945
	MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds

	Federated Core Trust II, LP
	EMCORE	$771,141,855
			$786,564,692	$1,000,000	$771,141,855

	Federated Core Trust III
	FPTFF	$232,123,188
			$236,765,652	$600,000	$232,123,188

	Federated Enhanced Treasury Income Fund
	FETIF	$146,690,121
			$149,623,923	$525,000	$146,690,121

	Federated Equity Funds
	FCAF	$844,621,147
	FICF	$564,296,771
	FKLCF	$361,788,798
	FMGSF	$317,170,510
	FKAUF	$5,260,670,248
	FKSCF	$714,699,410
	FISVF	$276,138,665
	FCSVF	$328,224,337
	FCVF	$878,388,491
	FPBF	$1,001,184,485
	FGLEF	$11,361,460
	FSVF	$6,815,358,751
	FPARF	$400,249,709
			$18,129,635,838	$2,500,000	$17,774,152,782

	Federated Equity Income Fund, Inc.
	FEIF	$460,693,696
			$469,907,570	$750,000	$460,693,696
	Federated Fixed Income Securities, Inc.
	FMUSF	$3,937,540,837
	SIF	$1,613,141,585
			$5,661,696,070	$2,500,000	$5,550,682,422
	Federated GNMA Trust
	FGNMA	$508,748,002
			$518,922,962	$900,000	$508,748,002
	Federated Government Income Securities, Inc.
	GISI	$381,734,534
			$389,369,225	$750,000	$381,734,534

	Federated High Income Bond Fund, Inc.
	FHIBF	$1,232,610,648
			$1,257,262,861	$1,250,000	$1,232,610,648
	Federated High Yield Trust
	FHYT	$325,616,514
			$332,128,844	$750,000	$325,616,514
	Federated Income Securities Trust
	FRRBF	$80,315,262
	FCIF	$498,550,816
	FUSG	$600,164,965
	FMSAF	$513,341,129
	FPDBF	$227,451,400
	FRSIF	$68,607,371
	FUNBF	$167,737,876
	FICBF	$383,365,758
	FSTIF	$1,282,278,504
			$3,898,249,343	$2,300,000	$3,821,813,081

	Federated Income Trust
	FIT	$518,394,191
			$528,762,075	$900,000	$518,394,191
	Federated Index Trust
	MDCF	$973,132,083
	MXCF	$523,157,588
			$1,526,215,464	$1,500,000	$1,496,289,671

	Federated Institutional Trust
	FIGCF	$282,069,307
	FIHYBF	$2,070,213,503
	FGUSF	$1,479,638,997
			$3,908,560,243	$2,300,000	$3,831,921,807
	Federated Insurance Series
	IFCAF	$169,743,299
	IFHIBF	$281,119,901
	IFKAUF	$93,993,475
	IFPMF	$173,400,113
	IFQBF	$304,265,744
	IFMVF	$228,211,303
	IFUSG	$246,948,581
			$1,527,636,064	$1,500,000	$1,497,682,416

	Federated International Series Inc.
	FIBF	$73,777,158
			$75,252,701	$450,000	$73,777,158
	Federated Investment Series Fund, Inc.
	FBF	$1,682,968,690
			$1,716,628,064	$1,500,000	$1,682,968,690

	Federated Intermediate Government Fund, Inc.
FADJ	FIGF	$29,072,183
			$29,653,627	$300,000	$29,072,183

	Federated Managed Pool Series
	FMSP	$53,002,067
	FIBSP	$6,628,202
	FHYSP	$13,173,122
	FCP	$50,492,013
			$125,761,312	$525,000	$123,295,404

	Federated MDT Series
	FMACC	$97,345,057
	FMBF	$125,837,893
	FMLCG	$56,604,665
	FMSCC	$15,875,705
	FMSCG	$57,295,642
			$360,018,141	$750,000	$352,958,962

	Federated Municipal Securities Fund, Inc.
	FMSF	$529,126,760
			$539,709,295	$900,000	$529,126,760

	Federated Municipal Securities Income Trust
	FMHYAF	$552,171,237
	MIIMT	$134,237,049
	NYMIF	$36,872,781
	OHMIF	$186,370,197
	PAMIF	$283,620,384
			$1,217,137,081	$1,250,000	$1,193,271,648

	Federated Premier Municipal Income Fund
	FPMIF	$97,766,235
			$99,721,560	$450,000	$97,766,235

	Federated Premier Intermediate Municipal Income Fund
	FPIMIF	$105,086,776
			$107,188,512	$525,000	$105,086,776

	Federated-Short Intermediate Duration Municipal Trust
	FSIDMT	$925,942,684
			$944,461,538	$1,000,000	$925,942,684

	Federated Global Allocation Fund
	FGALF	$374,117,953
			$381,600,312	$750,000	$374,117,953

	Federated MDT Stock Trust
	FMST	$215,147,976
			$219,450,936	$600,000	$215,147,976

	Federated Total Return Government Bond Fund
	FTRGBF	$1,202,729,499
			$1,226,784,089	$1,250,000	$1,202,729,499

	Federated Total Return Series, Inc.
	FMF	$265,378,957
	FTRBF	$7,561,132,472
	FUSBF	$1,802,647,364
			$9,821,741,969	$2,500,000	$9,629,158,793

	Federated U.S. Government Securities Fund: 1-3 Years
	GOV1-3	$479,445,253
			$489,034,158	$750,000	$479,445,253

	Federated U.S. Government Securities Fund: 2-5 Years
	GOV2-5	$727,769,018
			$742,324,398	$900,000	$727,769,018

	Federated World Investment Series, Inc.
	FILF	$500,732,719
	FEMDF	$271,449,822
	FISCF	$201,162,053
			$992,811,486	$1,000,000	$973,344,594

	Intermediate Municipal Trust
	IMT	$120,733,367
			$123,148,034	$525,000	$120,733,367

	Money Market Obligations Trust
	ACMT	$2,661,501,633
	AGCR	$452,007,256
	AGMT	$1,225,495,743
	ALMCT	$64,031,841
	CMCT	$810,919,132
	CTMCT	$124,465,357
	FCRF	$11,598,928,477
	FGRF	$11,757,092,353
	FLMCT	$210,609,193
	FMUTR	$512,553,850
	FMT	$102,997,644
	FTFT	$81,095,765
	GAMCT	$233,147,320
	GOF	$31,340,896,137
	GOTMF	$6,326,605,327
	LIB	$145,720,591
	MAMCT	$349,107,780
	MIMCT	$151,300,826
	MMM	$20,418,755
	MNMCT	$196,119,026
	MOF	$3,562,272,686
	NCMCT	$234,562,487
	NJMCT	$306,603,076
	NYMCT	$966,461,890
	OHMCT	$457,849,257
	PAMCT	$361,366,958
	PCOF	$26,448,931,054
	PMOF	$2,002,598,541
	POF	$50,706,004,895
	PVOF	$7,737,166,972
	TFMM	$4,068,321,290
	TFOF	$8,560,343,537
	TOF	$23,914,606,638
	TTO	$189,920,026
	USTCR	$18,133,909,764
	VAMCT	$470,652,108
			$220,816,316,889	$2,500,000	$216,486,585,185

	TOTALS:	303,312,720,407.00	$309,378,974,815	$47,350,000	303,312,720,407.00

			COVERAGE FOR FEDERATED FUNDS

			Current Coverage:

			$50,000,000

			Coverage Cushion:	5.30%

			$2,650,000

	*ANA multiplied by 102% to approximate gross assets.
	Liabilities are generally 2% of gross assets.